As filed with the Securities and Exchange Commission on March 25, 2024

Securities Act File No. 333-274888

Investment Company Act File No. 811-23905

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-2

(Check appropriate box or boxes)

☒	REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐	Pre-Effective Amendment No.

☒	Post-Effective Amendment No. 1

and

☒	REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

☒	Amendment No. 3

MainStay MacKay Municipal Income Opportunities Fund

Exact Name of Registrant as Specified in Charter

51 Madison Avenue,

New York, New York 10010

(212) 576-7000

J. Kevin Gao, Esq.

30 Hudson Street

Jersey City, NJ 07302

Copies of Communications to:

Thomas C. Bogle, Esq.

Corey F. Rose, Esq.

Dechert LLP

1900 K Street, NW

Washington, DC 20006

Approximate Date of Proposed Public Offering:

As soon as practicable after the effective date of this Registration Statement.

☐ Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

☒ Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐ Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

☐ Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐ Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box):

☐ when declared effective pursuant to Section 8(c) of the Securities Act.

If appropriate, check the following box:

☐ This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

☐ This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

☐ This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

☒ This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: 333-274888

Check each box that appropriately characterizes the Registrant:

☒ Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

☐ Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☒ Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☐ A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐ Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐ Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).

☐ If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☒ New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-274888 and 811-23905) of MainStay MacKay Municipal Income Opportunities Fund (as amended prior to the date hereof, the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing an exhibit to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note, Part C of the Registration Statement and (k)(i) filed pursuant to Item 25 of the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No.1 shall become effective immediately upon filing with the Securities and Exchange Commission. Parts A and B of the Registration Statement are hereby incorporated by reference.

PART C—OTHER INFORMATION

Item 25. Financial Statements and Exhibits

1.	Financial Statements:

Registrant has not conducted any business as of the date of this filing, other than in connection with its organization. Financial statements indicating that the Registrant has met the net worth requirements of Section 14(a) of the 1940 Act will be filed as part of the Statement of Additional Information.

2.	Exhibits:
a.	Charter.

(i)	Certificate of Trust – Previously filed as Exhibit (a)(i) to the Registrant’s Initial Registration Statement on Form N-2 on September 7, 2023*
(ii)	Declaration of Trust – Previously filed as Exhibit (a)(ii) to the Registrant’s Initial Registration Statement on Form N-2 on September 7, 2023*
(iii)	Amended and Restated Declaration of Trust – Previously filed as Exhibit (a)(iii) to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2*

b.	By-Laws – Previously filed as Exhibit (b) to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2*

c.	None.

d.	Multiple Class Plan – Previously filed as Exhibit (d) to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2*

e.	Dividend Reinvestment Plan – Previously filed as Exhibit (e) to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2*

f.	Not applicable.

g.	Investment Advisory Contracts.

(i)

Management Agreement between Registrant and New York Life Investment Management LLC – Previously filed as Exhibit (g)(i) to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2*

(ii)	Subadvisory Agreement between Registrant and MacKay Shields LLC – Previously filed as Exhibit (g)(ii) to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2*

h.	Underwriting Contracts.

(i)	Distribution Agreement – Previously filed as Exhibit (h)(i) to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2*
(ii)	Distribution and Service Plan for Class A1 – Previously filed as Exhibit (h)(ii) to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2*
(iii)	Distribution and Service Plan for Class A2 – Previously filed as Exhibit (h)(iii) to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2*
(iv)	Distribution and Service Plan for Class A3 – Previously filed as Exhibit (h)(iv) to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2*
(v)	Form of Soliciting Dealer Agreement – Previously filed as Exhibit (h)(v) to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2*

i.	Opinion of Counsel – Not applicable.

j.

Custodian Agreement between Registrant and Custodian is incorporated by reference to Exhibit (g)(4) to Post Effective Amendment No. 164 to the MainStay Funds Trust’s (File No. 333-160918) Registration Statement on Form N-1A, as filed on March 22, 2021*

(i)	Amendment dated January 3, 2024 – Previously filed as Exhibit (j)(i) to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 on February 5, 2024*

k.	Other Material Contracts

(i)	Transfer Agency and Service Agreement – Filed herewith
(ii)	Expense Limitation Agreement – Previously filed as Exhibit (k)(ii) to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2*

l.	Not applicable

m.	Not applicable.

n.	Consent of Independent Registered Public Accounting Firm – Not Applicable

o.	Not applicable.

p.	Subscription Agreement – Previously filed as Exhibit (p) to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 on February 5, 2024*

q.	Not applicable.

r.	Code of Ethics.

(i)	Code of Ethics of Registrant – Previously filed as Exhibit (r)(i) to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2*
(ii)	Code of Ethics of New York Life Investment Management Holdings LLC – Previously filed as Exhibit (r)(ii) to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2*

s.	Powers of Attorney – Previously filed as Exhibit (s) to Registrant’s Initial Registration Statement on Form N-2 on September 7, 2023*

*	Incorporated by Reference

Item 26. Marketing Arrangements

See Form of Distribution Agreement to be filed by amendment

Item 27. Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses to be incurred in connection with the offering described in this registration statement:

Securities and Exchange Commission Fees	$7,380

Accounting Fees and Expenses	$32,000

Legal Fees and Expenses	$200,000

Cost of Printing and Engraving	$60,000

Miscellaneous	$77,000

Total	$377,080

Item 28. Persons Controlled by or Under Common Control

Not applicable.

Item 29. Number of Holders of Securities

As of January 31, 2024, the number of record holders of the Registrant was:

Title of Class	Number of Record Holders
Institutional Class Shares	1

Class A-1 Shares	0

Class A-2 Shares	0

Class A-3 Shares	0

Item 30. Indemnification

The MainStay Group of Funds, which includes MainStay CBRE Global Infrastructure Megatrends Term Fund, MainStay MacKay DefinedTerm Municipal Opportunities Fund, MainStay Funds Trust, MainStay VP Funds Trust and The MainStay Funds, maintains a joint directors and officers/errors and omissions (“D&O/E&O”) liability insurance policy and joint independent directors liability (“IDL”) insurance policy. The D&O/E&O liability insurance policy covers all of the directors and officers of the MainStay Group of Funds and the IDL insurance policy covers the independent directors only. Subject to the terms, conditions and retentions of the policies, insured persons are covered for claims made against them while acting in their official capacities with the MainStay Group of Funds.

Article VII of MainStay MacKay Municipal Income Opportunities Fund’s (the “Trust”) Declaration of Trust states as follows:

Section 3. Indemnification.

(a)

For purposes of this Section 3 and Section 5 of this Article VII and any related provisions of the By-laws, “Agent” means any Person who is, was or becomes an employee or other agent of the Trust who is not a Covered Person; “Proceeding” means any threatened, pending or completed claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including appeals); and “liabilities” and “expenses” include, without limitation, attorneys’ fees, costs, judgments, amounts paid in settlement, fines, penalties and all other liabilities whatsoever.

(b)	Subject to the exceptions and limitations contained in this Section, as well as any procedural requirements set forth in the By-Laws:

(i)

every Person who is, has been, or becomes a Trustee or officer of the Trust (hereinafter referred to as a “Covered Person”) shall be indemnified by the Trust to the fullest extent permitted by law against any and all liabilities and expenses reasonably incurred or paid by him in connection with the defense of any Proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been such a Trustee or officer, and against amounts paid or incurred by him in the settlement thereof;

(ii)

every Person who is, has been, or becomes an Agent of the Trust may, upon due approval of the Trustees (including a majority of the Trustees who are not Interested Persons of the Trust), be indemnified by the Trust, to the fullest extent permitted by law, against any and all liabilities and expenses reasonably incurred or paid by him in connection with the defense of any Proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been an Agent, and against amounts paid or incurred by him in the settlement thereof;
(iii)

every Person who is serving or has served at the request of the Trust as a director, officer, partner, trustee, employee, agent or fiduciary of another domestic or foreign corporation, partnership, joint venture, trust, other enterprise or employee benefit plan (“Other Position”) and who was or is a party or is threatened to be made a party to any Proceeding by reason of alleged acts or omissions while acting within the scope of his or her service in such Other Position, may, upon due approval of the Trustees (including a majority of the Trustees who are not Interested Persons of the Trust), be indemnified by the Trust, to the fullest extent permitted by law, against any and all liabilities and expenses reasonably incurred or paid by him in connection with the defense of any Proceeding in which he becomes involved as a party or otherwise by virtue of his being or having held such Other Position, and against amounts paid or incurred by him in the settlement thereof;

(c)

Without limitation of the foregoing and subject to the exceptions and limitations set forth in this Section, as well as any procedural requirements set forth in the By-Laws, the Trust shall indemnify each Covered Person who was or is a party or is threatened to be made a party to any Proceedings, by reason of alleged acts or omissions within the scope of his or her service as a Covered Person, against judgments, fines, penalties, settlements and reasonable expenses (including attorneys’ fees) actually incurred by him in connection with such proceeding to the maximum extent consistent with state law and the 1940 Act.

(d)

No indemnification shall be provided hereunder to any Person who shall have been adjudicated by a court or body before which the proceeding was brought (i) to be liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office (collectively, “Disabling Conduct”) or (ii) not to have acted in good faith in the reasonable belief that his action was in the best interest of the Trust.

(e)

With respect to any Proceeding disposed of (whether by settlement, pursuant to a consent decree or otherwise) without an adjudication by the court or other body before which the Proceeding was brought, no indemnification shall be provided to a Trustee, officer, Agent or other Person unless there has been a dismissal of the Proceeding by the court or other body before which it was brought for insufficiency of evidence of any Disabling Conduct with which such Trustee, officer, Agent or other Person has been charged or a determination that such Trustee, officer, Agent or other Person did not engage in Disabling Conduct:

(i)	by the court or other body before which the Proceeding was brought;
(ii)

by at least a majority of those Trustees who are neither Interested Persons of the Trust nor are parties to the Proceeding based upon a review of readily available facts (as opposed to a full trial-type inquiry); or

(iii)	by written opinion of independent legal counsel based upon a review of readily available facts (as opposed to a full trial- type inquiry).

(f)

The Trust’s financial obligations arising from the indemnification provided herein or in the By-Laws (i) may be insured by policies maintained by the Trust; (ii) shall be severable; (iii) shall not be exclusive of or affect any other rights to which any Person may now or hereafter be entitled; and (iv) shall continue as to a Person who has ceased to be subject to indemnification as provided in this Section as to acts or omissions that occurred while the Person was indemnified as provided herein and shall inure to the benefit of the heirs, executors and administrators of such Person. Nothing contained herein shall affect any rights to indemnification to which Trust personnel, other than Covered Persons, may be entitled, and other persons may be entitled by contract or otherwise under law.

(g)

Expenses of a Person entitled to indemnification hereunder in connection with the defense of any Proceeding of the character described in paragraphs (a) and (b) above may be advanced by the Trust from time to time prior to final disposition thereof upon receipt of an undertaking by or on behalf of such Person that such amount will be paid over by him to the Trust if it is ultimately determined that he is not entitled to indemnification under this Section 3; provided, however, that either (i) such Person shall have provided appropriate security for such undertaking, (ii) the Trust is insured against losses arising out of any such advance payments, or (iii) either a majority of the Trustees who are neither Interested Persons of the Trust nor parties to the matter, or independent legal counsel in a written opinion, shall have determined, based upon a review of readily available facts (as opposed to a trial-type inquiry or full investigation), that there is reason to believe that such Person will be found entitled to indemnification under Section 3.

Section 5. Insurance.

The Trustees shall be entitled and empowered to the fullest extent permitted by law to purchase with Trust assets insurance for liability and for all expenses reasonably incurred or paid or expected to be paid by a Person entitled to indemnification from the Trust in connection with any proceeding in which he or she may become involved by virtue of his or her capacity or former capacity entitling him or her to indemnification hereunder.

In addition, each Trustee has entered into a written agreement with the Registrant pursuant to which the Registrant is contractually obligated to indemnify the Trustees to the fullest extent permitted by law and by the Declaration of Trust and By-Laws of the Registrant.

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Adviser

The information in the prospectus under the caption “Management of the Fund—Manager and Subadvisor” and the Statement of Additional Information under the caption “Management of the Fund—Trustees and Officers” is hereby incorporated by reference.

Item 32. Location of Accounts and Records

Certain accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the Rules promulgated thereunder are maintained at the offices of New York Life Insurance Company, 51 Madison Avenue,

New York, NY 10010, at the officer of the Registrant and Manager, 30 Hudson Street, Jersey City, New Jersey 07302. The Subadvisor’s address is MacKay Shields LLC, 1345 Avenue of the Americas, New York, NY 10105. Records relating to the duties of the custodian are maintained by JPMorgan Chase Bank, National Association at 383 Madison Avenue, New York, New York 10179. Records relating to the duties of the transfer agent are maintained by Ultimus Fund Solutions, LLC at 225 Pictoria Drive #450, Cincinnati, OH 45246.

Item 33. Management Services

Not applicable.

Item 34. Undertakings

1.   The Registrant undertakes to suspend the offering of its shares until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

2.   Not applicable.

3.   The Registrant undertakes:

 (a) to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

1. to include any prospectus required by Section 10(a)(3) of the Securities Act;

2. to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Filing Fee Tables” table in the effective registration statement; and

3. to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d) that, for the purpose of determining liability under the Securities Act to any purchaser:

1. Not applicable;

2. if the Registrant is subject to Rule 430C [17 CFR 230.430C]: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(e) that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

1. any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

2. free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

3. the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act [17 CFR 230.482] relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

4. any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4.   The Registrant undertakes that:

 (a) Not applicable; and

 (b) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

5.    Not applicable.

6.   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

7.   The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York in the State of New York, on the 25th day of March, 2024.

MainStay MacKay Municipal Income Opportunities Fund

By:	/s/ Kirk C. Lehneis
Kirk C. Lehneis

President and Principal Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date

/s/ Kirk C. Lehneis	President and Principal Executive Officer	March 25, 2024

Kirk C. Lehneis

/s/ Naïm Abou-Jaoudé*	Trustee	March 25, 2024

Naïm Abou-Jaoudé

/s/ Susan B. Kerley*	Trustee and Chairman of the Board	March 25, 2024

Susan B. Kerley

/s/ David H. Chow*	Trustee	March 19, 2024

David H. Chow

/s/ Karen Hammond*	Trustee	March 25, 2024

Karen Hammond

/s/ Alan R. Latshaw*	Trustee	March 25, 2024

Alan R. Latshaw

/s/ Jacques P. Perold*	Trustee	March 25, 2024

Jacques P. Perold

/s/ Richard S. Trutanic*	Trustee	March 25, 2024

Richard S. Trutanic

/s/ Jack R. Benintende	Treasurer and Principal Financial and	March 25, 2024

Jack R. Benintende	Principal Accounting Officer

By /s/ J. Kevin Gao	Secretary	March 25, 2024
J. Kevin Gao
As Attorney-in-Fact

*	Pursuant to Powers of Attorney previously filed.

EXHIBIT INDEX

(k)(i)	Transfer Agency and Service Agreement